

April 26, 2021

Steven C. Quay, M.D., Ph.D.
Chief Executive Officer and President
Atossa Therapeutics, Inc.
107 Spring Street
Seattle, Washington 98104

      Re: Atossa Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed April 21, 2021
          File No. 333-255411

Dear Dr. Quay:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Ryan A. Murr, Esq.